--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        --------------------------------

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                  ---------------------------------------------
                            (Name of Subject Company)

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                  ---------------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
                         Winthrop Realty Partners, L.P.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

--------------------------------------------------------------------------------

ITEM 1. Subject Company Information

      The name of the subject company is Presidential Associates I Limited Partnership, a Maryland limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114 and the telephone number of such offices is (617) 570-4600. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of June 1, 2006, there were 590 Units outstanding.

ITEM 2. Identity and Background of the Filing Person

      This Statement is being filed by the Partnership and relates to the tender offer of MPF-NY 2006 LLC, and MPF Senior Note Program I, LP (collectively "MPF"), to purchase up to 100 Units at a purchase price of $10,000 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated June 12, 2006, and the related Letter of Transmittal (together, the "MPF Offer"). The MPF Offer is being made pursuant to a tender offer statement on Schedule TO dated June 12, 2006.

      According to the MPF Offer, the principal business address of MPF's executive offices is c/o 1640 School Street, Moraga, California 94556.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

      MPF sent a letter to the general partner of the Partnership on June 13, 2006 seeking a list of limited partners pursuant to Rule 14d-5(c) of the Securities Exchange Act of 1934. The list was provided MPF on June 14, 2006 following the entering into by MPF of a confidentiality agreement which limits MPF's right to use the list solely to the mailing of the MPF Offer and any amendments or other materials related thereto.

ITEM 4. The Solicitation or Recommendation

      The Partnership's sole asset, other than cash, is its 19.99% limited partnership interest in Presidential Towers Ltd. (the "Operating Partnership"). The Operating Partnership's sole asset is its ownership of four 49-story residential and commercial towers in Chicago, Illinois (the "Property"). As indicated in the MPF Offer, it is estimated that if the Property was presently sold, the net proceeds from such sale would generate a per Unit distribution equal to approximately $18,890 or 189% of the purchase price being offered by MPF. The general partner of the Partnership has been advised by the Operating Partnership's general partner that it believes that based on current real estate values in the Chicago, Illinois market, the estimated value of the Property is substantially greater than the MPF Offer estimate. It should be noted, however, that the Partnership does not control the Operating Partnership nor does it have the ability to cause the Property to be sold or refinanced or have any say in how the Property is operated. However, the Partnership has been advised by the general partner of the Operating Partnership that they are currently in discussions to either market the Property for sale or seek a refinancing or restructuring of the existing loan. The Partnership cannot anticipate the timing of a potential sale, refinancing or restructuring of the Property or provide any assurances that the resulting proceeds of such transactions would yield a per unit distribution in excess of MPF's.

      Based on the foregoing, the Partnership recommends against accepting the MPF Offer as it believes that the per Unit amount ultimately realized will be substantially in excess of the price being offered by MPF. However, for those limited partners desiring present liquidity, the MPF Offer provides such liquidity. The Partnership further recommends that each limited partner consult with his or her tax advisor prior to making a decision whether to tender in the MPF Offer as the sale of Units may have an adverse tax consequence on the limited partner.

ITEM 5. Persons/Assets Retained, Employed or to be Compensated

      None.

ITEM 6. Interest in Securities of the Subject Company

      During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. Purposes of the Transactions and Plans or Proposals

      None.

ITEM 8. Additional Information to be Furnished

      None.

ITEM 9. Material to be Filed as Exhibits

      The following Exhibits are filed herewith:

      Exhibit (a) - Letter to Limited Partners from the Partnership dated June 19, 2006

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 19, 2006

                                           PRESIDENTIAL ASSOCIATES I LIMITED
                                           PARTNERSHIP

                                           By: Winthrop Financial Co., Inc.,
                                               Managing General Partner

                                               By: /s/ Peter Braverman
                                                   -----------------------------
                                                   Peter Braverman
                                                   Executive Vice President